Effective December 31, 2001, the Trust issued a new class of shares, the Service II Shares in the Janus Aspen International Growth, Janus Aspen Worldwide Growth, and Janus Aspen Global Technology Portfolios. Janus Capital invested $10,000 of initial seed capital in each Portfolio of the Service II Shares, which is not reflected in the financial statements.